# Engineurix Corporation
## A Delaware Corporation

Financial Statement and Independent Auditor's Report
June 8, 2021 (inception)

# ENGINEURIX CORPORATION

## TABLE OF CONTENTS



To the Board of Directors of
Engineurix Corporation
Concord, Massachusetts

## INDEPENDENT AUDITOR'S REPORT

### Opinion

We have audited the accompanying balance sheet of Engineurix Corporation (the "Company") as of June 8, 2021 (inception) and the related notes to the financial statement.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of June 8, 2021 (inception), in accordance with accounting principles generally accepted in the United States of America.

### Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statement, the Company has not yet commenced planned principal operations and has not generated revenues or profits as of June 8, 2021 (inception). These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

### Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

### Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p:  877.968.3330  f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statement is available to be issued.

**Auditor's Responsibilities for the Audit of the Financial Statement**

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

**Artesian CPA, LLC**
Denver, Colorado
November 2, 2021

**Artesian CPA, LLC**

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

## ENGINEURIX CORPORATION
## BALANCE SHEET
## As of June 8, 2021 (inception)

**ASSETS**

Other Assets:

| | | |
|---|---|---|
| Intangible assets | $ | 1,680 |
| | | |
| TOTAL ASSETS | $ | 1,680 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

Stockholders' Equity:

| | | |
|---|---|---|
| Preferred stock, $0.001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding as of June 8, 2021 (inception) | $ | - |
| Common stock, $0.001 par value, 15,000,000 shares authorized, 10,000,000 shares issued and outstanding as of June 8, 2021 (inception) | | 10,000 |
| Common stock receivable | | (10,000) |
| Additional paid-in capital | | 80,296 |
| Accumulated deficit | | (78,616) |
| Total Stockholders' Equity | | 1,680 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 1,680 |

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of this financial statement.

## NOTE 1:  NATURE OF OPERATIONS

Engineurix Corporation (the "Company") is a corporation organized on June 8, 2021, under the laws of Delaware.  The Company is developing a consumer health device designed to slow the effects of cognitive decline due to natural aging.

As of June 8, 2021 (inception), the Company has not commenced planned principal operations nor generated revenue.  The Company's activities since inception have consisted of formation activities and preparations to raise capital.  Once the Company commences its planned principal operations, it will incur significant additional expenses.  The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

To prepare for its next stage of capital fund-raising and corporate organization, the Company has retained an advisor and intends to launch a Regulation CF offering.  One of the Company's immediate goals with securing financing is to reduce dependence on key personnel by adding full-time, experienced professionals to the research and development team and later, professional management, to replace the founders.

## NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

<u>Use of Estimates</u>

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

<u>Significant Risks and Uncertainties</u>

The Company is subject to customary risks and uncertainties including, but not limited to, the continuing need for protection of proprietary technology and intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced revenues and also has unknown impacts from the ongoing COVID-19 pandemic.

One of the Company's immediate goals with securing financing is to reduce dependence on key personnel by adding full-time, experienced professionals to the research and development team and later, professional management, to replace the founders.

**ENGINEURIX CORPORATION**
**NOTES TO THE FINANCIAL STATEMENT**
**As June 8, 2021 (inception)**

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 8, 2021 (inception), the Company has no cash and cash equivalents.

Stock Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a stock receivable as an asset on a balance sheet. When stock receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity on the balance sheet.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The useful life of the patent is 17 years from the date of award. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary as of June 8, 2021 (inception).

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximates their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

As of June 8, 2021 (inception), the Company has not earned any revenue.

Marketing Expense

Marketing expenses are expensed as incurred.

Product Development

Product development research and development costs are expensed as incurred.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the

**ENGINEURIX CORPORATION**
**NOTES TO THE FINANCIAL STATEMENT**
**As June 8, 2021 (inception)**

facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

## NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans and developing its business and operations, and has not generated any revenues or profits as of June 8, 2021 (inception). These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations. To prepare for its next stage of capital fund-raising and corporate organization, the Company has retained an advisor and intends to launch a Regulation CF offering. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

## NOTE 4: PRE-INCEPTION EXPENSES

Expenses relating to research and development and organizational costs are expensed as incurred. Prior to June 8, 2021 (inception), the Company incurred $78,616 for the set up and concept of the business, which were recorded to beginning accumulated deficit as of June 8, 2021 (inception). Additionally, patent costs of $1,680 were capitalized to the beginning assets of the Company on its June 8, 2021 (inception) balance sheet.

## NOTE 5: STOCKHOLDERS' EQUITY

The Company has authorized 5,000,000 shares of $0.001 par value preferred stock. As of June 8, 2021 (inception), no shares of preferred stock were issued and outstanding.

The Company has authorized 15,000,000 shares of $0.001 par value common stock. As of June 8, 2021 (inception), 10,000,000 shares of common stock were issued and outstanding.

Holders of common stock are entitled to one vote per share. The rights and preferences of the preferred stock, and any series of such, are to be established by the Company's board of directors.

Effective at the inception date, the Company issued 10,000,000 shares of common stock to its founding group.

## NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory", which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company's financial statements and disclosures.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement", which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company's financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Management believes that the adoption of ASU 2017-04 has no impact on the Company's financial statements and disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Management believes that the adoption of ASU 2018-15 has no impact on the Company's financial statements and disclosures.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. Management believes that the adoption of ASU 2020-06 has no impact on the Company's financial statements and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

## NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

## NOTE 8: SUBSEQUENT EVENTS

Offering under Regulation Crowdfunding

The Company is in process of filing for an offering under Regulation Crowdfunding, which it expects to initiate in 2021.

**ENGINEURIX CORPORATION**
**NOTES TO THE FINANCIAL STATEMENT**
**As June 8, 2021 (inception)**

Amended Certificate of Incorporation

In October 2021, the Company filed an amended certificate of incorporation increasing authorized shares of common stock from 15,000,000 to 50,000,000 and designated the common stock under two series with 30,000,000 shares of "Class A" common stock and 20,000,000 shares of "NetCapital" common stock.

Consulting Agreement

In 2021, the Company entered into a consulting agreement where the Company agreed to issue a fully vested 2% ownership interest in the Company at the completion of the agreement term and pay certain fees to the consultant. Additionally, the agreement entitles the consultant to the following fees:

- For all investments received from introduced parties (as defined in the agreement) and affiliates for the six-month agreement term and twelve months thereafter, the Company is to pay a cash fee of 7% of the investment amounts and issue a warrant with a $1 total exercise price exercisable for a period of four years from the issuance date equal to 7% of the amount of securities issued.
- For all loans received from introduced lenders (as defined in the agreement) and affiliates for the six-month agreement term and twelve months thereafter, the Company is to pay a 3% cash fee.
- If a strategic partnership results from the engagement that results in a merger, acquisition, or similar transaction, the Company is to pay a fee of 3% of the first $10,000,000 of the transaction amount, 2% of the next $10,000,000 of the transaction amount, and 1% of the remaining transaction amount.

Management's Evaluation

Management has evaluated all subsequent events through November 2, 2021, the date the financial statement was available to be issued, and determined there are no additional material events requiring disclosure or adjustment to the financial statement.